SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement (Pursuant to Section 13(e)

of the Securities Exchange Act of 1934)

NORTHLAND CABLE PROPERTIES EIGHT LIMITED PARTNERSHIP

(Name of the Issuer)

Northland Cable Properties Eight Limited Partnership
Northland Communications Corporation
Northland Cable Television, Inc.
Gary S. Jones
Richard I. Clark

John S. Whetzell
(Name of Person(s) Filing Statement)

Participation Interests in Northland Cable Properties Eight Limited Partnership
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gary S. Jones, Chief Executive Officer
Northland Communications Corporation
101 Stewart Street, Suite 700
Seattle, Washington 98101
(206) 621-1351

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With a copy to:

Paul Milan

General Counsel
Northland Cable Properties Eight, Limited Partnership

101 Stewart Street

Suite 700

Seattle, Washington 98101

(206) 621-1351

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$3,030,000	$305.12

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $305.12

Form or registration no.: Schedule 14A – Preliminary Proxy Statement

Filing party: Northland Cable Properties Eight Limited Partnership

Date filed: November 5, 2015

INTRODUCTION.

This Amended Rule 13e-3 Transaction Statement (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by Northland Cable Properties Eight Limited Partnership, a Washington limited partnership (“NCP-Eight”), Northland Communications Corporation, a Washington corporation, Northland Cable Television, Inc., a Washington corporation, Gary S. Jones, Chief Executive Officer and President of Northland Communications Corporation, Richard I. Clark, Executive Vice President of Northland Communications Corporation and John S. Whetzell, Chairman of the Board, Northland Communications Corporation (collectively the “Filing Persons”).

On December 28, 2015, NCP-Eight executed an asset purchase agreement (sometimes referred to as the “purchase agreement”) to sell the operating assets and franchise rights of its remaining cable systems serving the communities of Aliceville, Alabama and Swainsboro, Georgia to Northland Cable Television, Inc., an affiliated party of the general partner. The purchase agreement includes a sales price of $3,030,000, which may be adjusted for customary prorations of revenues and expenses as of closing. For a period of up to six months after the closing, ten percent of the purchase price ($303,000) will serve to secure NCP-Eight’s indemnification obligations with respect to breaches of its representations, warranties and covenants in the asset purchase agreement (the “Holdback”). The net proceeds to be received upon closing will be used to pay all remaining liabilities of NCP-Eight, including transaction costs, and to make distributions to the limited and general partners in accordance with the terms of the partnership agreement. No later than six months after closing, NCP-Eight will receive a final payment from the Holdback funds, subject to any indemnification claims, and soon thereafter, the limited partners and general partner will receive a final distribution. On February 19, 2016, NCP-Eight filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which NCP-Eight solicited proxies from limited partners of NCP-Eight in connection with the above described transactions. The Proxy Statement is incorporated by reference hereto as Exhibit (a)(1). A copy of the purchase agreement is attached to the Proxy Statement as Exhibit B and is incorporated herein by reference. This Amendment relates to the results of the April 20, 2016 special meeting of limited partners of NCP-Eight regarding the above described transactions.

Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

ITEM 15. ADDITIONAL INFORMATION.

Item 15(c) of the Schedule 13E-3 is hereby amended and supplemented by adding the following at the end thereof:

On April 20, 2016, Northland Cable Properties Eight Limited Partnership (the “NCP-Eight”) held a Special Meeting of Limited Partners (the “Special Meeting”). As of February 18, 2016, the record date for the Special Meeting, there were 19,087 units of limited partnership interest outstanding and entitled to vote at the Special Meeting, and a total of 12,947.8858 (or approximately 67.84%) of the Company’s units of limited partnership interests outstanding and entitled to be voted at the Special Meeting were represented in person or by proxy at the Special Meeting. Set forth below are the proposals on which the Company’s limited partners voted at the Special Meeting and the final voting results from the Special Meeting:

1.        FIRST PROPOSAL: To authorize NCP-Eight and its general partner to sell substantially all of NCP-Eight’s assets to Northland Cable Television, Inc. (sometimes referred to as the “Buyer”) an affiliate of the general partner for the total amount of $3,030,000, pursuant to the terms of an asset purchase agreement dated as of December 28, 2015 between NCP-Eight and Buyer, (sometimes referred to herein as the “sales transaction”).

Approve	Disapprove
63.68%	4.16%

The First Proposal was approved.

2.        SECOND PROPOSAL: To authorize an amendment to the Amended and Restated Agreement of Limited Partnership of NCP-Eight dated August 10, 1989, which we refer to sometimes as the “partnership agreement,” to exclude the sales transaction from the independent appraisal procedures that would otherwise be required under the NCP-Eight partnership agreement.

Approve	Disapprove
63.52%	9.32%

The Second Proposal was approved.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

(a)(5) Letter to Limited Partners, dated April 21, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 4, 2016

NORTHLAND CABLE PROPERTIES EIGHT LIMITED PARTNERSHIP

By:	NORTHLAND COMMUNICATIONS CORPORATION
Managing General Partner

By:	/S/ GARY S. JONES
John S. Whetzell, Chief Executive Officer and President

By:	/S/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President

NORTHLAND COMMUNICATIONS CORPORATION

By:	/S/ GARY S. JONES
Gary S. Jones, Chief Executive Officer and President

By:	/S/ RICHARD I. CLARK
Richard I. Clark, Executive Vice President